FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680 and 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Attached hereto is the script related to Registrant’s conference call held on May 20, 2015 after the announcement of Registrant's results for the first quarter 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated: May 21, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Q1 2015 Financial Results Communication Kit

Script

Operator
Ladies and gentlemen, thank you for standing by. Welcome to Gilat’s First Quarter 2015 Results Conference Call. All participants are present in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session. (Operator Instructions) As a reminder, this conference is being recorded, May 20, 2015. I would now like to turn the call over to Philip Carlson of KCSA to read the Safe Harbor. Philip, please go ahead.

Philip Carlson
Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s first quarter results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, May 20 until May 22 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Dov Baharav, Gilat’s Interim CEO and Chairman of the Board, and Yuval Ronen, Chief Financial Officer. Dov, please go ahead.

Dov Baharav
Thank you, Phil, and good day everyone.

Before I begin, let me just say that I am happy to address you for the first time as interim CEO in addition to the position of Chairman of the Board. I would like to remind you that, during the first quarter, Erez Antebi decided to step down from his position as CEO after three years at the helm. During his tenure, Erez was instrumental in helping Gilat enter new markets, develop new products and streamline operations. I would like to thank him for his contribution to the company over the course of many years.

I also take this opportunity to welcome Yuval Ronen, who joined us in April as the new CFO replacing Yaniv Reinhold. I thank Yaniv for his contribution to the company over the years.

I will now provide a business summary for the first quarter and Yuval will then discuss our financial results. I will then conclude and open the call for questions.

Following the first quarter of 2015, we reiterate our Management Objectives of a revenue target of $250 million - $260 million, and an EBITDA target of $26 million - $28 million. We also reiterate our forecast for a slow first half of 2015, while uptake of the business will occur in the second half.  We attribute slow performance of Q1 mainly to the normal seasonality of our business and the mix of product and services which affected our profitability.

I will now discuss some of our business highlights for the quarter.

Let me start by mentioning our four key growth drivers:

HTS, or High-Throughput Satellite is the first one
Cellular backhaul is the second one
The third one is Broadband Internet in rural areas
And the last one is Airborne mobility

I will now review some of the deals in Q1:

We are witnessing an acceleration of HTS activity globally. We are pleased to see that our solution, based on SkyEdge II-c, is the most advanced in the market, providing a comprehensive multi-application platform. As a result, in Q1, we were successful in winning deals, however not all of them have translated into revenues yet:

We signed our first agreement with a major European satellite operator to become its partner for HTS solutions in Europe and potentially in Africa as well.

We are also in advanced negotiations with another major European Satellite Operator for its new HTS satellite service. Moreover, we are making good progress with another leading Satellite Operator in Asia.

Moving on to the cellular market, we continue to see expanding cellular coverage in rural areas and Satellite Cellular Backhaul as major drivers. We provide superior solutions to address the Backhaul needs of mobile network operators.

In the first quarter, one of LATAM’s leading MNOs selected Gilat for a new 3G cellular backhaul project. The agreement includes the expansion of its existing SkyEdge II hub and an order for an "Accent" VSATs, which enable superior bandwidth capacity management by supporting both TDMA and SCPC modes.

We continue to focus our efforts on in-flight connectivity for the commercial airborne market.

Following a 2-year investment in Gilat’s R&D, Honeywell Aerospace placed its first orders for new Wavestream Ka-Band RF Units and Ka-Band Networking Data Units to be integrated into Honeywell’s aeronautical satellite communication terminals. We are excited about the opportunity to enable inflight connectivity to the Inmarsat Global Xpress (GX) network initiative. We believe that our partnership with Honeywell has the potential to be an important channel for our equipment and technology moving forward.

In the Defense market we demonstrated our airborne mobility technology with an operational deployment of our UAV terminal:

In the first quarter, a major aerospace defense integrator took delivery of a Gilat BlackRay terminal for its UAV, following a series of successful test flights in Latin America. The first units have been installed and are operational.

Moving on to our Internet Broadband in rural areas activity.

In Q1, we announced that Peruvian governmental entity, Fitel, awarded Gilat with a $285 million regional telecommunications infrastructure project. This is the largest contract ever won by Gilat, and recognition of our expertise in rural connectivity.

Fitel’s regional initiative represents the complementary phase of the Peruvian National Fiber Backbone project, aimed to connect rural villages to broadband services. Gilat will deploy the network in three regions.

This project is B.O.T. (Build, Operate and Transfer). The fiber-optic Transport networks will be built, operated for up to one year and then transferred to the Ministry, while the Access networks based on wireless technologies will be operated for 10 years before being transferred to the Ministry. We expect to connect over 2,000 governmental institutions to the broadband services.

We believe Fitel project can generate a further potential upside through 2016.

We continue to focus our R&D resources on developing solutions to address our growth markets: SkyEdge II-c systems for HTS, specialized terminals, antennas and BUCs for mobility, CellEdge for rural connectivity, Capricorn for cellular backhaul, and Gemini for consumer and enterprise broadband.

All have been well received by the market and we believe we are in a good position to translate our offerings into continuous growth.

That concludes our business overview. I would now like to turn the call over to Yuval Ronen, our CFO who will review the financials. Yuval, please

Yuval Ronen

Thanks, Dov and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income (loss) from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the first quarter of 2015.

Our revenues for the first quarter of 2015 were $45.2 million, compared to $50.9 million in the first quarter of 2014. In the first quarter of 2014, we had a few large deals which are non-recurring in this quarter.

In the first quarter of 2015 we saw a decrease in our GAAP gross margin to 29.2% down from 39.3% in the same period in 2014.

The decrease in profitability is mainly due to the mix of products and services sold and different composition of deals.

Gross R&D expenses on a GAAP basis were $6.5 million this quarter compared to $7.2 million in the same quarter of 2014.

The decrease in R&D expenses reflects a reduction in fixed expenses resulting from the integration effort and growing synergies within the company. We continue to invest substantial funds in R&D to support our strategy in HTS and mobility solutions.

Moving to selling, marketing, general and administrative. On a GAAP basis, expenses for the quarter decreased to $10.9 million from $14.6 million for the same quarter last year. Selling, marketing, general and administrative were lower due to both, reduced fixed and variable expenses.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance.

On a non-GAAP basis, operating loss was $2.1 million in the first quarter of 2015 compared to an operating income of $0.5 million in the comparable quarter of 2014.  Our GAAP Operating loss for the first quarter of 2015 was $4.0 million as compared to an operating loss of $1.5 million for the comparable quarter of 2014.

On a GAAP basis, net loss for the quarter was $5.6 million or a loss of $0.13 cents per diluted share compared to a net loss of $2.7 million or a loss of $0.06 cents per diluted share in the same quarter of 2014.

EBIDTA for the first quarter of 2015 was $0.2 million compared to $2.8 million in the comparable quarter in 2014. The decrease is mainly due to lower revenues and gross margins partially offset by lower operating expenses.

As of March 31, 2015, our total cash balances, including restricted cash, net of short-term bank credits and loans, was $43.4 million compared to $53.5 million as of December 31, 2014.

Shareholder equity, at the end of the quarter, totaled $219.7 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Dov. Dov.

Dov Baharav

Thank you Yuval.

To summarize, we are on track to meet our management objectives for the year, through a stronger second half of the year, meeting revenues in the range of $250-to $260 million and an EBITDA of approximately $26 to -$28 million.

Looking forward, I am optimistic we can leverage our capabilities and translate our growth drivers to profitable growth.

That concludes our review and I would now like to open the floor for questions. Operator, please.

There are no questions at this time. Before I ask Mr. Dov Baharav to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the U.S., please call 1-866-500-4953; in Israel, please call 03-925-5943; internationally, please call 972-3-925-5943.

Mr. Baharav, would you like to make your concluding statement?

Dov Baharav

Thank you. I just want to thank you all for joining us on this call. Thank you for your time and attention. I hope to see you soon or speak to you in our next call. Thank you very much and have a wonderful day.

[Operator]
Thank you. This concludes Gilat's first quarter 2015 results conference call. Thank you for your participation. You may go ahead and disconnect.